UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DayStar Technologies, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities)
23962Q 100

(CUSIP Number)

Dynamic Worldwide Solar Energy, LLC
3960 Howard Hughes Parkway
Suite 500
Las Vegas, NV 89109
Attention: Mr. Robert Entler
(310) 498-5371

with a copy to:
Stephen B. Delman
515 Madison Avenue, 29th Floor
New York, NY 10022
(212) 632-4817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 23962Q 100		Page 2 of 9 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dynamic Worldwide Solar Energy, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 962,963 shares1 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 962,963 shares1 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,963 shares1 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% of outstanding shares of Common Stock2 (See Item 5)
14		TYPE OF REPORTING PERSON OO

1          Represents 722,222 shares of Common Stock issuable upon conversion of the First Secured Convertible Promissory Note and 240,741 shares of Common Stock issuable upon exercise of the Warrant

2         Includes as outstanding 722,222 shares of Common Stock issuable upon conversion of the First Secured Convertible Promissory Note and 240,741 shares of Common Stock issuable upon exercise of the Warrant

CUSIP No. 23962Q 100	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	Security and Issuer.

This statement dated November 18, 2010 (the “Schedule 13D”), filed by Dynamic Worldwide Solar Energy, LLC, relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of DayStar Technologies, Inc., a Delaware corporation (the “Company”), issuable upon (1) conversion of the Company’s First Secured Convertible Promissory Note in the principal amount of $650,000 due January 22, 2011 (the “Note”) and (2) exercise of a warrant to purchase up to 240,741 shares of Common Stock (the “Warrant”).  The Company’s principal executive office is located at 1010 South Milpitas Boulevard, Milpitas, California 95035.

Item 2.	Identity and Background.

This statement is being filed by Dynamic Worldwide Solar Energy, LLC, a Delaware limited liability company ("Dynamic").  Dynamic is hereinafter sometimes referred to as the “Reporting Person”.  The principal business of Dynamic is investing in alternative energy projects and businesses related thereto.  The principal executive office of Dynamic is located at 3960 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89109.  The name, business address, present principal occupation or employment (including name and address of the corporation or organization in which such employment is conducted) of each manager and manager representative of Dynamic is set forth in Schedule A to this statement and is incorporated herein by its entirety.  All such managers set forth on Schedule A are entities organized under the laws of the United States and all such manager representatives set forth on Schedule A are citizens of the United States.  During the last five years, neither Dynamic nor, to Dynamic's knowledge, any manager or manager representative of Dynamic has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or  (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Purchase Agreement (as described below), on April 29, 2010, in consideration for a loan in the principal amount of $650,000 by Dynamic to the Company, the Company issued to Dynamic (a) the Note in the principal amount of $650,000 and (b) the Warrant to purchase up to 240,741 shares of Common Stock (after giving effect to the 1-for-9 reverse stock-split of the Company's Common Stock, which occurred in May 2010).  The source of funds for the $650,000 loan by Dynamic was the general working capital of Dynamic.

Item 4.	Purpose of Transaction.

Dynamic acquired the Note and Warrant for investment purposes.  Dynamic may (a) convert the Note into shares of Common Stock at any time, commencing on January 10, 2011

CUSIP No. 23962Q 100	SCHEDULE 13D	Page 4 of 9 Pages

until the Note has been paid in full, and (b) purchase shares of Common Stock by exercising all or part of the Warrant at any time commencing on January 9, 2011 through April 28, 2017.  In addition, Dynamic reserves the right to take any and all actions with respect to its investment in the Company, depending upon the business affairs of the Company, general economic conditions, economic conditions in the markets in which the Company operates, the market price of the Common Stock, alternative investment opportunities available to Dynamic, the strategic value to Dynamic of the Note, the Warrant and the underlying Common Stock, the availability of funds, Dynamic's cash needs, borrowing costs and other factors deemed relevant by Dynamic, including, without limitation, (1) holding the Note, the Warrant and the underlying Common Stock as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of the Note, the Warrant or Common Stock), (2) acquiring beneficial ownership of additional securities of the Company in the open market, in privately negotiated transactions or otherwise, (3) disposing of all or part of its holdings of the Company's securities, (4) engaging in short selling or hedging transactions with respect to the Note, the Warrant or the underlying Common Stock, and (5) taking other actions which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Dynamic may from time to time review its investment in the Company and may engage in discussions with management and other relevant parties concerning the business, operations, strategy and future plans of the Company.

Except for the foregoing, neither Dynamic nor, to Dynamic's knowledge, any of Dynamic's managers or manager representatives has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The terms of the Note were amended as of April 29, 2010 and on September 22, 2010 and the terms of the Warrant were amended on September 22, 2010. The following descriptions of the Note and the Warrant give effect to these amendments and the 1-for-9 reverse stock-split effected by the Company in May 2010.

The Note accrues interest at a rate of 10% per annum unless there is a default, and is due and payable on January 22, 2011, if not earlier converted. The Note is convertible at any time commencing on January 10, 2011 until the Note has been paid  in full into not more than 722,222 shares of Common Stock based on a $0.90 per share conversion price, provided that the Note may not be converted to an extent which would result in the holder of the Note owning more than 19.99% of the Company’s Common Stock without first obtaining approval of the Company's stockholders, if required. In the event of a default, the amounts due under the Note will accelerate and become due and payable. Upon a default, the Company shall pay a penalty of 6% of the then outstanding principal and accrued interest under the Note, and the penalty plus any outstanding principal amount and accrued interest due under the Note will bear interest at the lower of 16% per annum or the highest rate permitted by law. Events of default include the Company’s breach of any agreements between the Company and Dynamic or the Company’s default under other loan documents of the Company.  The Note may be

CUSIP No. 23962Q 100	SCHEDULE 13D	Page 5 of 9 Pages

 prepaid at any time after January 14, 2011 upon five days prior written notice to Dynamic, with Dynamic being entitled to then convert all or any part of the Note prior to the time for such prepayment.

The Warrant is exercisable for up to 240,741 shares of the Company's Common Stock (subject to adjustment for certain dilutive transactions). The exercise price of the Warrant is $1.25 per share, subject to adjustment, and is exercisable at any time commencing on January 9, 2011. The Warrant expires on April 28, 2017.

Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as of November 8, 2010 there were 5,014,659 shares of Common Stock issued and outstanding.  On November 11, 2010, Dynamic is deemed to beneficially own 722,222 shares of Common Stock issuable upon conversion of the Note and 240,741 shares of Common Stock issuable upon exercise of the Warrant based on the conversion rights of the Note and the exercisability of the purchase rights of the Warrant within 60 days of such date.  Based on the number of shares issued and outstanding as of November 8, 2010, Dynamic beneficially owns approximately 16.1% of the outstanding Common Stock.  Dynamic has the sole power to vote or dispose of any Common Stock acquired upon conversion of the Note or exercise of the Warrant.

To Dynamic's knowledge, no shares of Common Stock or securities convertible into Common Stock are beneficially owned by any of the entities or individuals listed on Schedule A.

See the description of the Amendment to Note, Warrant and Security Agreement under Item 6 for a description of transactions in the Note and the Warrant effected during the past 60 days.

Except for the Omnibus Agreement (described below) and the related transactions contemplated by such agreement, neither Dynamic nor, to Dynamic's knowledge, any of Dynamic's managers or manager representatives has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 29, 2010, the Company and Dynamic entered into the Omnibus Agreement (the "Omnibus Agreement") providing for a series of transactions involving the Company and Dynamic.  Pursuant to the Omnibus Agreement, Dynamic offered the Company a bridge loan (the "Loan") of up to $3,000,000 in aggregate principal amount, payable in installments according to the terms and conditions set forth in the Omnibus Agreement.  The first installment of the Loan totaling $650,000 was advanced concurrently with the execution and delivery of the Omnibus Agreement and related agreements as described below.

The Omnibus Agreement contemplated that, during the 90-day period following the extension of the first installment of the Loan, additional installments of the Loan could be

CUSIP No. 23962Q 100	SCHEDULE 13D	Page 6 of 9 Pages

 requested by the Company and advanced or declined in Dynamic’s sole discretion.  In connection with each future installment, the Company would have been required to deliver a secured convertible promissory note substantially in the same form of the Note and a warrant to purchase the same number of shares of Common Stock as would have been received upon conversion of such note substantially in the same form of the Warrant.  No further installments on the Loan were advanced during the specified 90-day period.

The Omnibus Agreement also provided for the execution and delivery of a commitment letter from Bighorn Capital, Inc., an affiliate of Dynamic, to the Company, to use its best efforts to arrange for an equipment loan for the Company during the 90-day period following the first installment of the Loan.  The equipment loan contemplated by such commitment letter was not consummated during the specified 90-day period.

Pursuant to the Omnibus Agreement, Dynamic proposed to assign to the Company, within the 90-day period following the first installment of the Loan, certain rights which Dynamic was seeking to acquire with respect to a solar energy generation plant, including a contract to construct and install, and otherwise develop and commence operation of, such plant and any interest of Dynamic in such plant. In consideration for such assignment, the Company would have assumed all liabilities associated with such rights and interests and, subject to stockholder approval, issued shares of Common Stock so that Dynamic or its designee would beneficially own 52% of the Company’s outstanding Common Stock.  The Company agreed to accept the assignment provided that the representations of Dynamic regarding the project were not incorrect in any material respect, including that the valuation of the rights and interests to be assigned were not less than $10,000,000.  The assignment of such rights did not occur during the specified 90-day period.

In connection with the extension of the first installment of the Loan, the Company and Dynamic entered into a Purchase Agreement (the “Purchase Agreement”) dated as of April 29, 2010.  In consideration for the first installment of the Loan, the Company issued the Note and the Warrant.

In connection with the transactions contemplated by the Omnibus Agreement and pursuant to the Purchase Agreement, the Company and Dynamic entered into a Security Agreement effective as of April 29, 2010, as amended (the “Security Agreement”). As security for the Note, the Security Agreement granted Dynamic a security interest in the Company’s contracts, intellectual property and all of the Company’s other assets, as reflected in an exhibit to the Security Agreement and as amended by the Amendment (described below).

In connection with the transactions contemplated by the Omnibus Agreement and pursuant to the Purchase Agreement, the Company and Dynamic entered into a Registration Rights Agreement dated as of April 29, 2010 (the "Registration Rights Agreement"), pursuant to which the Company granted to Dynamic registration rights with respect to the shares of Common Stock that may be issued upon conversion of all notes issued under the Loan, including the Note, and upon exercise of all warrants issued in connection with the Loan, including the Warrant.  If the Company fails to meet its obligations under the Registration

CUSIP No. 23962Q 100	SCHEDULE 13D	Page 7 of 9 Pages

Rights Agreement, Dynamic is entitled to liquidated damages in a monthly amount equal to 1% of the original principal amount owed under the Loan, provided that the Company shall not pay damages in excess of 10% of the principal amount owed under the Loan.

On September 22, 2010, the Company and Dynamic entered into an Amendment to Note, Warrant and Security Agreement (the "Amendment").  Under the terms of the Amendment, the Company and Dynamic agreed to amend the Note to, among other things, (i) extend the maturity to January 22, 2011, (ii) adjust the Conversion Price (as defined in the Note) to $0.90 per share and the number of shares of Common Stock issuable upon conversion of the Note to not more than 722,222 (post reverse stock-split of the Company's Common Stock which occurred in May 2010); (iii) permit conversion of the Note at any time commencing on January 10, 2011 until the Note has been paid in full, (iv) permit prepayment of the Note at any time after January 14, 2011 upon five days prior written notice to Dynamic, and (v) reflect the 1-for-9 reverse stock-split of the Company's Common Stock which occurred in May 2010. In addition, the Amendment amended the Warrant to (i) set the exercise price at $1.25 per share, (ii) permit exercise of the Warrant at any time commencing on January 9, 2011 through April 28, 2017, and (iii) reflect the 1-for-9 reverse stock-split of the Company's Common Stock which occurred in May 2010.  The Amendment also excluded certain Company assets valued up to $100,000 from the collateral covered by the Security Agreement.  The Amendment was privately negotiated between the Company and Dynamic.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Purchase Agreement, dated as of April 29, 2010, by and between the Company and Dynamic, included as Exhibit 10.3 to the Current Report on Form 8-K of the Company (File No. 001-34052) filed on May 5, 2010, is incorporated herein by reference.

Exhibit 2.
First Secured Convertible Promissory Note, effective as of April 29, 2010, issued by the Company in favor of Dynamic, included as Exhibit 10.4 to the Current Report on Form 8-K of the Company (File No. 001-34052) filed on May 5, 2010, is incorporated herein by reference.

Exhibit 3.
Security Agreement, effective as of April 29, 2010, by and between the Company and Dynamic, included as Exhibit 10.5 to the Current Report on Form 8-K of the Company (File No. 001-34052) filed on May 5, 2010, is incorporated herein by reference.

Exhibit 4.
Registration Rights Agreement, dated as of April 29, 2010, by and between the Company and Dynamic, included as Exhibit 10.6 to the Current Report on Form 8-K of the Company (File No. 001-34052) filed on May 5, 2010, is incorporated herein by reference.

Exhibit 5.
Warrant to Purchase Shares of Common Stock, dated April 29, 2010, issued to Dynamic, included as Exhibit 10.7 to the Current Report on Form 8-K of the Company (File No. 001-34052) filed on May 5, 2010, is incorporated herein by reference.

CUSIP No. 23962Q 100	SCHEDULE 13D	Page 8 of 9 Pages

Exhibit 6.
Letter of Amendment to Secured Convertible Promissory Note, dated as of April 29, 2010, by and between the Company and Dynamic, included as Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 001-34052), is incorporated herein by reference.

Exhibit 7.
Amendment to Note, Warrant and Security Agreement, dated as of September 22, 2010, by and between the Company and Dynamic, included as Exhibit 10.1 to the Current Report on Form 8-K of the Company (File No. 001-34052) filed on September 28, 2010 is incorporated herein by reference.

Exhibit 24.1	Power of Attorney dated as of November 15, 2010.

CUSIP No. 23962Q 100	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2010	DYNAMIC WORLDWIDE SOLAR ENERGY, LLC By: /s/ Stephen B. Delman Stephen B. Delman Attorney-in-fact

Schedule A

Managers and Manager Representatives of the Reporting Person

The following table sets forth the name, business address, present principal occupation or employment (and address of such organization), beneficial ownership of securities, place of organization and nationality of each manager and manager representative of the Reporting Person.

Name	Present Principal Occupation or Employment	Beneficial Ownership	Percentage of Class
Belles Dynamic Holdings, LLC (a Delaware limited liability company)	515 Madison Avenue 29th Floor New York, NY 10022	0	0
Dynamic Worldwide Energy, LLC (a Delaware limited liability company)	c/o Brad Zackson 1501 Broadway 25th Floor New York, NY 10036	0	0
Blue Acquisition Member, LLC (a Delaware limited liability company)	c/o Bighorn Capital, Inc. 3960 Howard Hughes Parkway Suite 500 Las Vegas, NV 89109	0	0
Arthur G. Cohen (Manager Representative of Belles Dynamic Holdings, LLC)	Real estate developer and manager and private investor 515 Madison Avenue 29th Floor New York, NY 10022	0	0
Brad Zackson (Manager Representative of Dynamic Worldwide Energy, LLC)	Real estate developer and manager and private investor 1501 Broadway 25th Floor New York, NY 10036	0	0

Robert Entler (Manager Representative of Blue Acquisition Member, LLC)	President of finance company Bighorn Capital, Inc. 3960 Howard Hughes Parkway Suite 500 Las Vegas, NV 89109	0	0